Exhibit 4-d

Trustmark Corporation

Description of Common Stock

As of December 31, 2019, the only class of securities of Trustmark Corporation registered under Section 12 of the Securities Exchange Act of 1934 is our common stock, no par value (“common stock”). The following summary of our common stock is based on and qualified by our Restated Articles of Incorporation (the “articles of incorporation”), our Bylaws, as amended (the “bylaws”) and applicable provisions of Mississippi law, including the Mississippi Business Corporation Act. This summary is not complete. For a complete description of the terms and provisions of our common stock refer to the certificate of incorporation and bylaws both of which are filed as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019, which is filed with the Securities and Exchange Commission.

COMMON STOCK

We have authorized 250,000,000 shares of common stock, no par value. The common stock is listed on the Nasdaq Global Select Market. Its symbol is “TRMK.”

Dividend Rights

Holders of common stock are entitled to receive such dividends, if any, as may be declared by our Board of Directors, in its discretion, out of funds legally available therefore.

Voting Rights

Holders of common stock are entitled to one vote per share on all matters to be voted on by our shareholders, including the election of directors. Under the Mississippi Business Corporation Act, an affirmative vote of the majority of the shareholders present at a meeting is sufficient in order to take most shareholder actions. Certain extraordinary actions, such as mergers and share exchanges, require the affirmative vote of a majority of the shares entitled to vote.

Liquidation Rights

In the event of the liquidation of Trustmark, the holders of common stock are entitled to receive pro rata any assets distributed to shareholders with respect to their shares, after payment of all debts and payments to holders of our preferred stock, if any.

Preemptive Rights

Holders of common stock have no right to subscribe to additional shares of capital stock that may be issued by us.

Liability for Calls and Assessments

The outstanding shares of common stock are fully paid and non-assessable.

Other Information

Holders of common stock have no conversion, redemption or call rights related to their shares.

Anti-Takeover Provisions Under Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws contain provisions that may delay, deter or inhibit a future acquisition of us not approved by our Board of Directors. Such a result could occur even if our shareholders are offered an attractive value for their shares or even if a majority of our shareholders believe the takeover is in their best interest.

For example, our articles of incorporation authorize our Board of Directors to issue authorized and unissued shares of common stock without shareholder approval or to issue a series of preferred stock without any further approval from our shareholders, with the designations, preferences and relative rights, qualifications, limitations or restrictions, as the Board of Directors determines in its discretion.

Our bylaws include restrictions on the ability of a shareholder to call a special shareholder meeting and also establish advance notice procedures for the nomination of candidates for election to the Board of Directors by persons other than the Board of Directors and require that such a shareholder provide detailed information about the nominee and satisfy certain other conditions.

These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions are intended to encourage any person interested in acquiring us to negotiate with and obtain the approval of our Board of Directors in connection with any such transaction.